FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of March
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

Profit/(loss) before tax and balance sheet data - North America

	2013
	Retail Banking and Wealth Management US$m	Commercial Banking53 US$m	Global Banking and Markets US$m	Global Private Banking US$m	Other US$m	Inter- segment elimination49 US$m	Total US$m
Profit/(loss) before tax

Net interest income ...............	3,483	1,430	582	195	89	(37)	5,742

Net fee income ...................... ...........................................	605	593	741	125	79	−	2,143

Trading income excluding net interest income ..................	48	40	613	19	7	−	727
Net interest income on trading activities ............................	11	1	172	−	−	37	221

Net trading income44 ..............	59	41	785	19	7	37	948

Changes in fair value of long- term debt issued and related derivatives ..........................	−	-	-	-	(288)	-	(288)
Net income from other financial instruments designated at fair value ............................	−	−	−	−	−	−	−

Net expense from financial instruments designated at fair value ............................	−	−	−	−	(288)	−	(288)
Gains less losses from financial investments .........	4	−	282	−	8	−	294
Dividend income ....................	12	9	48	4	4	−	77
Net earned insurance premiums ...........................................	34	-	-	-	-	-	34
Other operating income/ (expense) ...........................	(454)	−	229	1	1,829	(1,713)	(108)

Total operating income ......	3,743	2,073	2,667	344	1,728	(1,713)	8,842

Net insurance claims50 ............	(39)	−	−	−	−	−	(39)

Net operating income4 .......	3,704	2,073	2,667	344	1,728	(1,713)	8,803

Loan impairment charges and other credit risk provisions . ...........................................	(950)	(223)	(20)	(4)	−	−	(1,197)

Net operating income .........	2,754	1,850	2,647	340	1,728	(1,713)	7,606

Total operating expenses .......	(2,960)	(1,096)	(1,718)	(283)	(2,072)	1,713	(6,416)

Operating profit/(loss) .......	(206)	754	929	57	(344)	−	1,190

Share of profit/(loss) in associates and joint ventures ...........................................	(1)	32	−	−	−	−	31

Profit/(loss) before tax .......	(207)	786	929	57	(344)	−	1,221

	%	%	%	%	%		%
Share of HSBC's profit before tax ...........................	(0.9)	3.5	4.1	0.3	(1.6)		5.4
Cost efficiency ratio ..............	79.9	52.9	64.4	82.3	119.9		72.9

Balance sheet data40
	US$m	US$m	US$m	US$m	US$m		US$m
Loans and advances to customers (net)34 ...............	66,192	37,735	51,746	5,956	−		161,629
Total assets ............................	82,530	45,706	313,701	8,542	13,211	(31,655)	432,035
Customer accounts reported in:
- customer accounts34 ........	53,600	49,225	79,799	13,871	−		196,495

Profit/(loss) before tax and balance sheet data - North America (continued)

	2012
	Retail Banking and Wealth Management US$m	Commercial Banking53 US$m	Global Banking and Markets US$m	Global Private Banking US$m	Other US$m	Inter- segment elimination49 US$m	Total US$m
Profit/(loss) before tax

Net interest income ...............	5,481	1,443	948	192	118	(65)	8,117

Net fee income ...................... ...........................................	923	562	716	124	188	-	2,513

Trading income/(expense) excluding net interest income ...........................................	(216)	47	466	20	16	-	333
Net interest income on trading activities ............................	17	1	91	-	-	65	174

Net trading income/(expense)44 ...........................................	(199)	48	557	20	16	65	507

Changes in fair value of long- term debt issued and related derivatives ..........................	-	-	-	-	(1,219)	-	(1,219)
Net income from other financial instruments designated at fair value ............................	-	-	-	-	-	-	-

Net expense from financial instruments designated at fair value ............................	-	-	-	-	(1,219)	-	(1,219)
Gains less losses from financial investments .........	27	-	223	(7)	8	-	251
Dividend income ....................	15	11	32	3	-	-	61
Net earned insurance premiums ...........................	193	-	-	-	-	-	193
Gains on disposal of US branch network and cards business ..	3,735	277	-	-	-	-	4,012
Other operating income .........	173	149	191	5	1,787	(1,899)	406

Total operating income .........	10,348	2,490	2,667	337	898	(1,899)	14,841

Net insurance claims50 ............	(148)	-	-	-	-	-	(148)

Net operating income4 ...........	10,200	2,490	2,667	337	898	(1,899)	14,693

Loan impairment (charges)/ recoveries and other credit risk provisions .......... ...........................................	(3,241)	(148)	(71)	3	-	-	(3,457)

Net operating income ............	6,959	2,342	2,596	340	898	(1,899)	11,236

Total operating expenses .......	(3,966)	(1,144)	(1,639)	(268)	(3,822)	1,899	(8,940)

Operating profit/(loss) ...........	2,993	1,198	957	72	(2,924)	-	2,296

Share of profit in associates and joint ventures ...............	2	1	-	-	-	-	3

Profit/(loss) before tax ...........	2,995	1,199	957	72	(2,924)	-	2,299

	%	%	%	%	%		%
Share of HSBC's profit before tax ...........................	14.5	5.8	4.6	0.3	(14.2)		11.1
Cost efficiency ratio ..............	38.9	45.9	61.5	79.5	425.6		60.8

Balance sheet data40
	US$m	US$m	US$m	US$m	US$m		US$m
Loans and advances to customers (net) ..................	76,414	36,387	22,498	5,457	-		140,756
Total assets ............................	101,103	48,604	345,040	8,828	12,659	(25,987)	490,247
Customer accounts reported in:
- customer accounts ...........	57,758	48,080	29,595	13,553	51		149,037

For footnotes, see page 132.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                     Name: Ben J S Mathews

                                                                                                Title: Group Company Secretary

                                                                               Date: 25 March 2014